SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

DIRECT DIAL (617) 573-4859 DIRECT FAX (617) 305-4859 EMAIL ADDRESS margaret.cohen@skadden.com	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116-3727 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com March 16, 2015

FIRM/AFFILIATE
OFFICES

-----------

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

Re:                                Hospitality Properties Trust

Preliminary Proxy Statement on Schedule 14A

Filed March 2, 2015

File No. 001-11527

Dear Mr. Orlic:

On behalf of Hospitality Properties Trust (the “Company”), we are responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated March 11, 2015, in connection with the above-captioned preliminary proxy statement of the Company (the “Preliminary Proxy Statement”).  A revised preliminary proxy statement on Schedule 14A (as so revised, the “Revised Preliminary Proxy Statement”) is being filed simultaneously with this response.  For the convenience of the Staff, we are also enclosing clean and marked copies of the Revised Preliminary Proxy Statement.

United States Securities and Exchange Commission
March 16, 2015

Your numbered comments with respect to the Preliminary Proxy Statement have been reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate.

General

1.                                    We understand that you intend to amend your preliminary proxy statement to include disclosure regarding the planned solicitation by Unite Here. Please ensure that you describe the nature of the proposal that they intend to be the subject of their solicitation, namely, to opt out of Maryland’s unsolicited takeover act and to require approval by shareholders before opting back in. Please also disclose that Unite Here intends to run a campaign to withhold votes with respect to all directors.

Response: The Company has revised the disclosure on page 62 of the Revised Preliminary Proxy Statement as set forth on Schedule A to my letter to the Staff dated March 9, 2015.  We respectfully submit that no additional disclosure regarding Unite Here (“UH”) is required in the Company’s proxy materials.

As the Company advised the Staff in the Company’s request for no-action relief by letter dated January 15, 2015, the Company has excluded UH’s proposal from the Company’s proxy materials pursuant to Rule 14a-8(i)(9) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on a basis that the Company believes is consistent with prior no-action letters issued by the Staff.  We respectfully submit that requiring the Company to include a description in the Company’s proxy materials as to the nature of the excluded proposal beyond what the Company has included in the Revised Preliminary Proxy Statement runs counter to Rule 14a-8(i).  In drafting the Preliminary Proxy Statement, the Company also relied on Note B to Schedule 14A which provides that “[w]here any item calls for information with respect to any matter to be acted upon at the meeting, such item need be answered in the registrant’s soliciting material only with respect to proposals to be made by or on behalf of the registrant.”  As the UH proposal has been excluded from the Company’s proxy materials in accordance with Rule 14a-8, the Company is unable to identify any Item of Schedule 14A that requires a description of the nature of such proposal by the Company.

We further submit that the Company is not in a position to disclose UH’s intention, or lack thereof, to solicit proxies for its proposal or to run a campaign to withhold votes with respect to trustee nominees.  As the Staff has noted in a prior comment letter on UH’s preliminary proxy materials in another matter1, UH has established a pattern of filing preliminary proxy statements and/or soliciting materials pursuant to Rule 14a-12 under the Exchange Act, but not continuing the process of actually soliciting proxies from security holders

1                   Staff comment letter issued to UH regarding preliminary proxy statement on Schedule 14A filed in respect of Ashford Hospitality Trust, Inc., dated July 3, 2014.

United States Securities and Exchange Commission
March 16, 2015

(see, for example, the preliminary proxy statements filed with the Commission on March 4, 2014, in respect of Chesapeake Lodging Trust and on October 22, 2013 in respect of Ashford Hospitality Trust, Inc.).  UH’s preliminary proxy materials in respect of the Company filed with the Commission on March 12, 2015, disclose that UH has not hired a proxy solicitor and that UH expects to use “its regular staff, who shall not receive any additional compensation” for any potential soliciting activities.  In our experience, this disclosure is not consistent with a genuine intent to engage in a proxy contest at a public company.

We also note for the Staff’s consideration that our view that no disclosure is required with respect to UH’s intent to run a withhold campaign aligns with Staff’s interpretation in Question I.G.2 of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001).  UH has not proposed any alternative nominees whose existance would be material to security holders and, as a result, the Company respectfully submits that disclosure of any potential “withhold the vote” campaign by UH is not required under Rule 14a-9.

2.                                    We understand that your proxies intend to use discretionary authority to vote against any Unite Here proposals. Please provide an analysis as to the applicability of Rule 14a-4(c)(1) and (2) and how those provisions interrelate with Rule 14a-4(c)(6). Please ensure that you address whether you believe 14a-4(c)(6) to be applicable in view of the procedural developments in the Rule 14a-8 proposal by Unite Here.

Response:  The UH proposal was submitted to the Company by letter dated December 18, 2014 pursuant to Rule 14a-8. This December 18, 2014 letter expressly stated that the proposal was being submitted “pursuant to SEC Rule 14a-8.”  UH’s subsequent correspondence to the Company and to the Staff confirms that UH invoked Rule 14a-8.  UH’s March 4, 2015 letter to the Company refers to such proposal as having been “submitted to the Company pursuant to Rule 14a-8” and Mr. Kahn’s March 6, 2015 complaint letter to the Staff also states that UH’s proposal is a “Rule 14a-8 proposal.”  We have attached these letters for the convenience of the Staff.

As we have noted in response to the preceding comment, the Company has excluded UH’s proposal from the Company’s proxy materials pursuant to Rule 14a-8(i)(9) on a basis that the Company believes is consistent with prior no-action letters issued by the Staff.  However, on January 16, 2015, the Staff announced that, in light of the direction of Chair White that the Division of Corporation Finance review the Rule 14a-8(i)(9) basis for exclusion, the Staff would not express any views on that exclusion during the current proxy season.  As a result, on February 5, 2015, the Company

United States Securities and Exchange Commission
March 16, 2015

received a letter from the Staff stating that, “we express no view on whether [the Company] may exclude the proposal under rule 14a-8(i)(9).” However, the ability of the Company to exclude a shareholder proposal from a company’s proxy materials pursuant to Rule 14a-8(i) is not dependent on the company receiving no-action relief from the Staff.2

Rule 14a-4(c) provides that “[a] proxy may confer discretionary authority to vote on any of the following matters . . . (6) Any proposal omitted from the proxy statement and form of proxy pursuant to §240.14a-8 or §240.14a-9 of this chapter” [emphasis added].  Rule 14a-4(c)(6) provides an independent basis for discretionary authority, regardless of the applicability of Rule 14a-4(c)(1) or (2), because the lead-in to Rule 14a-4(c) states that a proxy may confer discretionary authority on “any” of the following matters.  Rule 14a-4(c) does not require that each of clauses (1) through (7) thereof be satisfied in order for a proxy to confer discretionary authority.  As UH’s proposal was omitted from the Company’s proxy materials pursuant to Rule 14a-8, Rule 14a-4(c)(6) permits the Company’s proxy to confer discretionary authority to vote on such proposal.  Rule 14a-4(c)(6) permits this discretionary authority when the proponent decides to pursue an alternative route to have shareholders vote on the proposal, such as by filing and distributing its own proxy statement.  Indeed, that is the exact purpose of Rule 14a-4(c)(6), as was noted in Exchange Act Release No. 34-39093 (September 18, 1997):

If a shareholder submits a proposal under rule 14a-8 to be included in the company's proxy materials, but the company properly excludes the proposal, rule 14a-4(c)(4) [now 14a-4(c)(6)] permits the company to exercise discretionary voting authority to vote uninstructed proxies against that proposal if the shareholder chooses an alternative route for its presentation to a vote. The proponent may, for instance, intend to present the proposal from the floor of the company's annual meeting, or solicit proxy votes independently by distributing its own proxy statement and form of proxy. [Emphasis added.]

Rules 14a-4(c)(1) and (2), on the other hand, apply in the context of a non-Rule 14a-8 proposal.  As was noted in Exchange Act Release 34-40018 (May 21, 1998), by which the Commission adopted the amendments to Rule 14a-4(c):

2              Staff Legal Bulletin 14 (July 13, 2001), Question B.7. (“Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses.”); See also The Shareholder Proposals Handbook by Broc Romanek, Section 4.03 Exclusion without Staff Relief (July 2014) (“A Dissatisfied company may, nonetheless, choose to ignore the Staff’s denial of its no-action request and exclude a proposal . . .”).

United States Securities and Exchange Commission
March 16, 2015

[A]mendments to rule 14a-4(c)(1), and new paragraphs 14a-4(c)(2) and (c)(3), are designed to provide companies with clearer guidance on the scope of permissible discretionary voting power in the context of a non-14a-8 proposal.   [Emphasis added.]

UH’s notice to the Company on December 18, 2014 invoked Rule 14a-8.  This letter did not give notice that UH intended to present its proposal for a vote without invoking Rule 14a-8.

Subsequently, UH delivered a letter to the Company dated March 4, 2015, captioned “NOTICE OF INTENT TO SOLICIT PROXIES AT UPCOMING ANNUAL SHAREHOLDERS MEETING,” stating that:

As a result of HPT excluding our shareholder proposal, this letter serves as notice of our intent to solicit at least a majority of proxies for the next annual meeting.  Specifically, we intend to present the same proposal noticed in December at such meeting...

This letter, delivered well after the advance notice period for submission of shareholder proposals for the Company’s 2015 annual meeting ended, does not reach back and transform the UH proposal submitted in December 2014 into a timely notice of a non-Rule 14a-8 proposal for purposes of Rule 14a-4(c)(1).  If UH had intended its December 18, 2014 proposal to be made outside of Rule 14a-8 (contrary to the express statements in its letters to the Company and the Staff), UH would have had to so state at that time.  It did not.  UH’s December 18, 2014 letter invoked Rule 14a-8 and made no mention of any intention of UH to deliver a proxy statement and form of proxy to Company shareholders.

In any case, even if one were to conclude that UH’s letter dated March 4, 2015 was a procedural development that constitutes notice of UH’s intention to pursue a non-Rule 14a-8 proposal (and we do not agree that it does, or that it is possible for UH to avoid the application of Rule 14a-4(c)(6) by giving such a notice), Rule 14a-4(c)(1) would permit the Company’s proxy to confer discretionary authority to vote on such proposal as such notice was delivered well after the Company’s advance notice period closed on December 29, 2014, as was publicly disclosed in the Company’s proxy materials for its 2014 annual meeting of shareholders.

United States Securities and Exchange Commission
March 16, 2015

3.                                    Given that your proxy solicitation regarding the election of trustees now appears to be contested, please ensure that you have provided all information required by Items 4(b) and 5(b) of Schedule 14A, or provide an analysis as to why you believe that this information is not required.

Response: In response to the Staff’s comment, the Company has added the information required by Items 4(b) and 5(b) of Schedule 14A to pages 11-12 and Annexes I and II of the Revised Preliminary Proxy Statement.

2015 Nominees for Trustee, page 18

4.                                    We note disclosure that, if either nominee should become unable or unwilling to serve, proxies may be voted for the election of a substitute nominee designated by the Board. Please conform this to the standard appearing in Rule 14a-4(c)(5).

Response:  In response to the Staff’s comment, the disclosure on page 18 of the Revised Preliminary Proxy Statement has been revised.

Advisory Vote Regarding Executive Compensation, page 58

5.                                    Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

Response:  In response to the Staff’s comment, the disclosure on page 58 of the Revised Preliminary Proxy Statement has been revised.

United States Securities and Exchange Commission
March 16, 2015

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:                              Mark L. Kleifges, Treasurer and Chief Financial Officer

Hospitality Properties Trust

Enclosures

March 16, 2015

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

RE:                         Hospitality Properties Trust
Preliminary Proxy Statement on Schedule 14A
Filed March 2, 2015
File No. 001-11527

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated March 11, 2015, in connection with the above-captioned preliminary proxy statement of Hospitality Properties Trust (the “Company”), the Company hereby acknowledges that:

•                                           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our counsel, Margaret R. Cohen, Skadden, Arps, Slate, Meagher & Flom LLP, at (617) 573-4859.

Very truly yours,

/s/ Mark L. Kleifges
Mark L. Kleifges

cc:                              Margaret R. Cohen

Skadden, Arps, Slate, Meagher & Flom LLP